GSE Holding, Inc.

19103 Gundle Road

Houston, Texas 77073

VIA EDGAR

December 15, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Dietrich King
Jessica Dickerson
Nudrat Salik
Rufus Decker

	Re:	Request to Withdraw Acceleration Letter related to GSE Holding, Inc. Registration Statement on Form S-1
(SEC File No. 333-175475)

Ladies and Gentlemen:

GSE Holding, Inc. (the “Company”) hereby withdraws its prior request filed on December 12, 2011 to accelerate the effective date of the above-referenced Registration Statement.  If you have any questions regarding this acceleration withdrawal request, please contact Theodore A. Peto, special counsel to the Company, at (312) 862-3045.

Thank you for the Staff’s cooperation in connection with this matter.

Sincerely,

GSE Holding, Inc.

By:	/s/ Mark C. Arnold
Name:	Mark C. Arnold
Title:	President and Chief Executive Officer